UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 4

Under the Securities Exchange Act of 1934

Globalstar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

378973408

(CUSIP Number)

Bridget C. Hoffman, Esq.

Taft Stettinius & Hollister LLP

425 Walnut Street, Suite 1800

Cincinnati, OH 45202

(513) 381-2838

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Holdings, LLC
41-2116509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,640,750
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		38,640,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,640,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.12% (See Item 5.)

14	TYPE OF REPORTING PERSON*
OO

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CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thermo Funding Company LLC
84-6331739

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		230,828,589
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		230,828,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

230,828,589

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
See Item 5.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.6% (See Item 5.)

14	TYPE OF REPORTING PERSON*
OO

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CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Satellite, LP
33-1077009

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		618,558
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		618,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,558

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.002% (See Item 5.)

14	TYPE OF REPORTING PERSON*
PN

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CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Monroe III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		282,316,217
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		282,316,217

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

282,316,217

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
See Item 5.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9% (See Item 5.)

14	TYPE OF REPORTING PERSON*
IN

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Globalstar Holdings, LLC, Thermo Funding Company, LLC (“Thermo Funding”), Globalstar Satellite, L.P. and James Monroe III (including a trust controlled by him) are sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Issuer created a class of Nonvoting Common Stock, approved by stockholders on September 23, 2009, to facilitate compliance with agreements restricting voting power of the Reporting Persons and agreements with certain of the Reporting Persons. References throughout this Schedule 13D Amendment #4 to Common Stock include both Voting Common Stock (the security registered pursuant to Section 12 under the Securities Exchange Act of 1934) and Nonvoting Common Stock. In certain circumstances the Reporting Persons have the power to bifurcate note conversions and warrant exercises into both securities to prevent the Reporting Persons’ voting power from exceeding 70%.

This filing amends the Schedule 13D Amendment #3 filed February 16, 2010 to amend Items 1, 3, 4, 5 and 6 as follows:

Item 1.         Security and Issuer

The name of the issuer is Globalstar, Inc. (the “Company”).  The Company’s principal executive offices are located at 300 Holiday Square Blvd., Covington, LA 70433.

Item 3.         Source and Amount of Funds or Other Considerations.

Since the filing of the Reporting Persons’ Schedule 13G Amendment #3 in February 2010, the Reporting Persons acquired securities as set forth in Item 5.  The source of funding for such purchases was working capital or personal funds.

Item 4.         Purpose of Transaction.

Since the Company’s initial public offering in November 2006, the Reporting Persons have been the Company’s controlling stockholder and source of a significant portion of funding. In addition, Mr. Monroe has served as the Company’s Chairman since April 2004 and, except from July 2009 to July 2011, Chief Executive Officer since January 2005.

The Reporting Persons considered the Common Stock to be an attractive investment at the price levels at which they acquired the shares of Common Stock. The Reporting Persons may acquire additional shares of Common Stock in the future.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which related to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

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(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

In the ordinary course of strategic planning for the Company, the Board of Directors and the management team have discussed, and in the future may discuss, some or all of the items listed in (a) through (j) above. Mr. Monroe participates in those discussions as Chairman of the Board and Chief Executive Officer.

Item 5. Interest in Securities of Issuer.

The calculations of percentages in this Schedule 13D, Amendment 4 are based on the number of shares of Voting Common Stock (297,175,777 shares) outstanding on December 30, 2011, plus the shares that may be issued to the Reporting Persons within 60 days upon the exercise of stock options or warrants and the conversion of shares of Nonvoting Common Stock into Voting Common Stock. Shares that may be issued upon conversion of the Company’s 8% and 5% Convertible Unsecured Notes and payment-in-kind interest paid thereon are excluded as the conversion rate is tied to floating stock price.

Globalstar Holdings, LLC

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

 Thermo Funding Company LLC

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.
(c)	Acquisitions by Thermo Funding Company, LLC during 2011 were as follows:

Date	Security
June 14, 2011	$20 million principal amount of 5% Convertible Senior Unsecured Notes and warrants to purchase 8,000,000 shares of Common Stock at $1.25 per share
June 19, 2011	Warrants to purchase 5,000,000 shares of Common Stock at $0.01 per share pursuant to the Contingent Equity Agreement dated June 19, 2009
November 3, 2011	11,376,404 shares of Nonvoting Common Stock upon draw of $5.4 million from the contingent equity account pursuant to the Contingent Equity Agreement dated June 19, 2009
November 30, 2011	25,229,358 shares of Nonvoting Common Stock upon draw of $8.8 million from the contingent equity account pursuant to the Contingent Equity Agreement dated June 19, 2009

See Item 6 for additional information.
(d)	None.
(e)	Not Applicable.

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Globalstar Satellite, L.P.

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

James Monroe III

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	Acquisitions by Mr. Monroe’s trust during 2011 were as follows:

Date	Number of shares (as converted or exercised)	Price per share
April 14, 2011	575,000 Voting Common Stock	$0.87 (warrant exercise)
August 8, 2011	200,000 Voting Common Stock	$0.62 (market purchase)
August 12, 2011	100,000 Voting Common Stock	$0.66 (market purchase)
August 16, 2011	20,346 Voting Common Stock	$0.70 (market purchase)
August 25, 2011	50,000 Voting Common Stock	$0.81 (market purchase)
September 30, 2011	3,920,768 warrants issued due to contractual anti-dilution provision
December 30, 2011	695,129 warrants issued due to contractual anti-dilution provision

See Item 6 for additional information.
(d)	None.
(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons amend Item 6 to add additional information described below.

5.00% Convertible Senior Notes

On June 14, 2011, the Company entered into a Third Supplemental Indenture relating to the sale and issuance by the Company to selected investors (including Thermo Funding Company) in private transactions of up to $50 million in aggregate principal amount of the Company’s 5.0% Convertible Senior Unsecured Notes (the “5.0% Notes”) and warrants (the “5.0% warrants”) to purchase up to 20 million shares of voting common stock of the Company at an exercise price of $1.25 per share.  The 5.0% Notes are convertible into shares of common stock at an initial conversion price of $1.25 per share of common stock, subject to adjustment in the manner set forth in the Indenture. The 5.0% Notes are guaranteed on a subordinated basis by substantially all of the Company’s domestic subsidiaries (the “Guarantors”), on an unconditional joint and several basis, pursuant to a Guaranty Agreement (the “Guaranty”). The 5.0% warrants are exercisable until five years after their issuance.  The 5.0% Notes and 5.0% warrants have anti-dilution protection in the event of certain stock splits or extraordinary share distributions, and a reset of the conversion and exercise price on April 15, 2013 if the Company’s common stock is then below the initial conversion and exercise price.

On June 14 and 20, 2011, the Company issued $30 million and $8 million, respectively, in aggregate principal amount of the 5.0% Notes, the related Guaranty, and 5.0% warrants to purchase 12,000,000 and 3,200,000 shares of common stock, respectively.

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The 5.0% Notes are senior unsecured debt obligations of the Company and rank pari passu with the Company’s existing 5.75% and 8.00% Convertible Senior Notes and are subordinated to the Company’s obligations pursuant to its Facility Agreement. There is no sinking fund for the 5.0% Notes. The 5.0% Notes will mature at the earlier to occur of (i) December 14, 2021, or (ii) six months following the maturity date of the Facility Agreement and bear interest at a rate of 5.0% per annum. Interest on the Notes will be payable in-kind semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2011. Under certain circumstances, interest on the 5.0% Notes will be payable in cash at the election of the holder if such payments are permitted under the Facility Agreement.

Subject to certain exceptions set forth in the Indenture, the 5.0% Notes will be subject to repurchase for cash at the option of the holders of all or any portion of the 5.0% Notes upon a fundamental change at a purchase price equal to 100% of the principal amount of the 5.0% Notes, plus a make-whole payment and accrued and unpaid interest, if any. A fundamental change will occur upon certain changes in the ownership of the Company or certain events relating to the trading of the common stock.

Holders may convert their 5.0% Notes into convertible stock at their option at any time. Upon conversion of the 5.0% Notes, the Company will pay the holders of the 5.0% Notes a make-whole premium by increasing the number of shares of common stock delivered upon such conversion. The number of additional shares constituting the make-whole premium per $1,000 principal amount of 5.0% Notes will equal the quotient of (i) the aggregate principal amount of the Securities so converted multiplied by 25.00%, less the aggregate interest paid on such Securities prior to the applicable Conversion Date divided by (ii) 95% of the volume-weighted average Closing Price of the Common Stock for the 10 trading days immediately preceding the conversion date.

The Indenture contains customary financial reporting requirements and also contains restrictions on the issuance of additional indebtedness, liens, loans and investments, dividends and other restricted payments, mergers, asset sales, certain transactions with affiliates and layering of debt. The Indenture also provides that upon certain events of default, including without limitation failure to pay principal or interest, failure to deliver a notice of fundamental change, failure to convert the 5.0% Notes when required, defaults under other material indebtedness and failure to pay material judgments, either the trustee or the holders of 20% in aggregate principal amount of the 5.0% Notes may declare the principal of the 5.0% Notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency relating to the Company or its significant subsidiaries, the principal amount of the 5.0% Notes and accrued interest automatically will become due and payable.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2012

GLOBALSTAR HOLDINGS, LLC

By:	/s/*
James Monroe III, Manager
Dated: February 14, 2012

THERMO FUNDING COMPANY LLC

By:	/s/*
James Monroe III, Trustee of Sole Member
Dated: February 14, 2012

GLOBALSTAR SATELLITE, L.P.

By:	/s/*
James Monroe III, President of General Partner
Dated: February 14, 2012

/s/*
James Monroe III
Dated: February 14, 2012

* By Bridget C. Hoffman, Attorney-in-Fact

/s/ Bridget C. Hoffman
Bridget C. Hoffman
Dated: February 14, 2012

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